Room 4561

February 8, 2007

Mr. Robert Burden
President
PlayBOX (US) Inc.
Suite 5.18, 130 Shaftesbury Avenue
London, England W1D 5EU

Re: **PlayBOX (US) Inc.**
       Amendment No. 3 to Registration Statement on Form SB-2 filed January 18, 2007
       File No. 333-134852

Dear Mr. Burden:

      We have reviewed your amended filing and response letter and have the following comments.

Amendment No. 3 to Registration Statement on Form SB-2

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-10

1. We note that your response to comment 5 of our letter dated October 30, 2006 does not appear to address your accounting for the development of Web-based interfaces. Separately, we note that your disclosure on page F-10 indicates that revenue from these services is recognized when the services are completed. As previously requested, please explain to us why you believe it is appropriate to recognize revenue from these set-up services at the time they are completed, as opposed to deferring the revenue and recognizing it over the term of the underlying hosting arrangement. As part of your response, explain to us your basis for concluding that these services have stand-alone value. Additionally, explain your basis for concluding that the ongoing hosting services are not essential to your customers receiving the expected benefit of the set-up fees. In this regard, tell us whether a customer would separately purchase Web-based interface development services without purchasing the ongoing services. For further guidance, refer to the interpretive response to question 1 under SAB Topic 13:A.3.f.

Note 4. Agency Exploitation Agreement, page F-16

2. We note your response to comment 2 of our letter dated October 30, 2006 and it remains unclear to us why you believe that the PlayBOX software is within the scope of SFAS 86. In this regard we note that the services you provide and the arrangements under which you provide them are within the scope of EITF 00-3. Further, we note you have concluded that your arrangements are not within the scope of SOP 97-2. Based on these considerations, the development costs for the PlayBOX software should be accounted for under 98-1. See EITF 00-3, par. 7, which indicates, in part, "if the vendor never sells, leases, or licenses the software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the development costs of the software should be accounted for in accordance with SOP 98-1." Accordingly, revise your accounting for costs associated with the PlayBOX software to comply with the guidance of SOP 98-1.

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You may contact Christine Davis at (202) 551-3408 or Brad Skinner, Branch Chief, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. If you have any other questions, please call Daniel Lee at (202) 551-3477. If you require additional assistance you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile
        Mr. Michael H. Taylor
        Lang Michener LLP
        Facsimile: (604) 685-7084